December 9, 2014

Ecolomondo Corporation, Inc.
3435 Pitfield Blvd.
St. Laurent, QC H4S 1H7
CANADA
T: 514.328.9182

Attention:	Eliot Sorella
Chief Executive Officer

RE: Engagement Letter

Dear Mr. Sorella:

This letter (the “Agreement”) confirms our understanding that Ecolomondo Corporation, Inc. (together with its affiliates and subsidiaries, the "Company”) has engaged Chardan Capital Markets, LLC (together with their affiliates and subsidiaries, “Underwriters”) to act as the Company’s sole bookrunner and lead underwriter in connection with the Company’s proposed public offering of equity securities expected to take the form of an underwritten public offering conducted on a firm commitment basis (the “Offering”). Subject to the terms of a definitive underwriting agreement, the Underwriters shall underwrite up to $50 million of the Company’s common stock (the “Securities”) in the Offering, which amount shall include a 15% overallotment. This Agreement replaces and supersedes in its entirety the engagement letter dated June 18, 2013, as amended on April 7, 2014, by and between Underwriters and the Company.

It is understood that the successful close of the offering shall be dependent on satisfactory due diligence, market conditions and investor demand among other factors.

Upon acceptance (indicated by your signature below), this Agreement will confirm the preliminary terms of the engagement between Underwriters and the Company. The final terms of our engagement will be set forth in an underwriting agreement.

1.       Appointment.

(a) Subject to the terms and conditions of this Agreement, the Company hereby retains the Underwriters, and the Underwriters hereby agree to act, as the Company’s lead underwriters in connection with the Offering. The Company retains the right to determine all of the terms and conditions of the Offering and to accept or reject any proposals submitted to it by the Underwriters in their sole and absolute discretion.

(b) In connection with this engagement, the Underwriters shall, as appropriate (i) familiarize themselves with the business, operations, properties, financial condition and prospects of the Company, (ii) advise and assist the Company in negotiating the terms and conditions of the Offering, (iii) advise and assist the Company in preparing for presentations to investors, including the development of the best strategy for demonstrating the experience of management and the scope of such experience and (iv) identify and solicit potential investors to purchase Securities in the Offering, (v) engage such other broker-dealers to assist with the marketing of the Offering so that it is broadly marketed to institutional investors and numerous retail potential investors as contemplated by applicable Nasdaq interpretive material with respect to “public offerings”, and (vi) perform such other financial advisory services as the Underwriters and the Company may from time to time agree.

2.      Information.

(a) The Company recognizes that, in completing the engagement hereunder, Underwriters will be using and relying on publicly available information and on data, material and other information furnished to Underwriters by the Company or the Company’s affiliates and agents. The Company will cooperate with Underwriters and furnish, and cause to be furnished, to Underwriters, any and all information and data concerning the Company, its subsidiaries and the Offering that Underwriters deem appropriate, including, without limitation, the Company’s acquisition plans and plans for raising capital or additional financing that is reasonably requested by Underwriters (the “Information”). Any Information forwarded to prospective Investors will be in form acceptable to Underwriters and their counsel. The Company represents and warrants that all Information, including, but not limited to, the Company’s financial statements, will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading.

(b) It is further agreed that Underwriters will conduct a due diligence investigation of the Company, and the Company will reasonably cooperate with such investigation as a condition of Underwriters’ obligations hereunder. The Company recognizes and confirms that Underwriters: (i) will use and rely primarily on the Information and information available from generally recognized public sources in performing the services contemplated by this letter without having independently verified the same; (ii) are authorized to transmit to any prospective investors a copy or copies of the Information, forms of subscription documents and any other legal documentation supplied to Underwriters for transmission to any prospective investors by or on behalf of the Company or by any of the Company’s officers, representatives or agents, in connection with the performance of Underwriters’ services hereunder or any transaction contemplated hereby; (iii) do not assume responsibility for the accuracy or completeness of the Information and such other information, if any provided to the Investors; (iv) will not make an appraisal of any assets of the Company or the Company generally; and (v) retain the right to continue to perform due diligence of the Company, its business and its officers and directors during the course of the engagement.

(c) In connection with the rendering of services hereunder, the Underwriters have been or will be furnished with certain confidential information of the Company including, but not limited to, financial statements and information, cost and expense data, scientific data, intellectual property, trade secrets, business strategies, marketing and customer data, and such other information not generally available from public or published information sources. Such information shall be deemed “Confidential Material”, shall be used solely in connection with the provision of services contemplated hereby, and shall not be disclosed by the Underwriters without the prior written consent of the Company. In the event the Underwriters are required by applicable law or legal process to disclose any of the Confidential Material, the Underwriters will deliver to the Company prompt notice of such requirement (by fax or overnight courier promptly following the Underwriters’ knowledge or determination of such requirement) prior to such disclosure so the Company may seek an appropriate protective order and/or waive compliance of this provision. If, in the absence of a protective order (because the Company elected to not seek such an order or it was denied by a court of competent jurisdiction) or receipt of written waiver, the Underwriters nonetheless are compelled to disclose any Confidential Material, the Underwriters may do so without liability hereunder.

(d) The Company recognizes that in order for Underwriters to perform properly their obligations in a professional manner, the Company will keep Underwriters informed of and, to the extent practicable, permit Underwriters to participate in meetings and discussions between the Company and any third party relating to the matters covered by the terms of Underwriters’ engagement. If at any time during the course of Underwriters’ engagement, the Company becomes aware of any material change in any of the information previously furnished to Underwriters, it will promptly advise Underwriters of the change.

3.      Compensation and Expenses.

(a) Concurrent with the consummation of the Offering, the Company will pay to the Underwriters an aggregate cash fee equal to eight and three quarters percent (8.75%) of the aggregate sales price of Securities sold in the Offering (the “Underwriting Fee”), which fee is to be paid by means of a discount from the offering price to purchasers in the Offering. All such fees shall be immediately paid by the Company to the Underwriters at the closing of the Offering, however, if such Offering occurs through multiple closings, then pro rata portion of such fees shall be paid upon each closing. In the event and to the extent the Underwriters retain other broker-dealers, any fees or expenses associated therewith or in connection with sales of Securities at a closing shall be paid by Underwriters from the Underwriting Fee. The compensation paid pursuant to this agreement or the definitive underwriting agreement to be executed by the parties in connection with the Offering shall be the sole compensation paid to the underwriters in connection with sales of Securities in the Offering. This provision shall nullify and supersede any right of the Underwriters pursuant to any prior agreement with the Company to receive compensation with respect thereto.

(b) The Company will bear all fees, disbursements and expenses in connection with the proposed Offering, including, without limitation, travel, legal fees and any other expenses incurred by the Underwriters, whether or not the Offering is completed, subject to presentation of appropriate documentation evidencing such fees, disbursements and expenses. In order to reimburse the Underwriters for any of the out-of-pocket expenses incurred by them during the registration process, the Company shall pay to the Underwriters in advance, a total aggregate maximum amount of $150,000 in cash (the “Expense Amount”) for the out-of-pocket expenses anticipated to be incurred by the Underwriters. The Expense Amount shall not exceed $150,000. As of the date hereof, the Company has paid the Underwriters $100,000 of the Expense Amount. The Company shall pay the balance of the Expense Amount in the amount of $50,000 at the time of the submission of the registration statement with the Securities and Exchange Commission.

4.      Term of Engagement.

(a) This Agreement will remain in effect until June 30, 2015 unless (i) terminated earlier by either party upon 60 days’ prior written notice to the other party, or (ii) extended by mutual written consent of the parties. The date of termination of this Agreement is referred to herein from time to time as the “Termination Date.” The period of time during which this Agreement remains in effect is referred to herein from time to time as the “Term”.

(b) Notwithstanding anything herein to the contrary, subject to the time limitation described in Section 4(a) above, the obligation to pay the compensation and expenses described in Section 3 to the extent such Underwriting Fee and expenses are actually incurred before and at the closing of offering , as well as the obligations set forth in Sections 2(c), 4, 5, 7 and 9-15 and all of Exhibit B attached, hereto (the terms of which are incorporated by reference hereto), will survive any termination or expiration of this Agreement.

5.      Indemnification. The Company agrees to indemnify Underwriters in accordance with the indemnification and other provisions attached to the Agreement as Exhibit A (the “Indemnification Provisions”), which provisions are incorporated herein by reference and shall survive the termination or expiration of the Agreement.

6.      Other Activities. The Company acknowledges that Underwriters have been, and may in the future be, engaged to provide services as underwriters, placement agents, finders, advisors and investment bankers to other companies in the industry in which the Company is involved. Subject to the confidentiality provisions of Underwriters contained in Section 2 hereof, the Company acknowledges and agrees that nothing contained in this Agreement shall limit or restrict the right of Underwriters or of any member, manager, officer, employee, agent or representative of Underwriters, to be a member, manager, partner, officer, director, employee, agent or representative of, investor in, or to engage in, any other business, whether or not of a similar nature to the Company’s business, nor to limit or restrict the right of Underwriters to render services of any kind to any other corporation, firm, individual or association; provided that Underwriters and any of their members, managers, officers, employees, agents or representatives shall not use the Information to the detriment of the Company. Underwriters may, but shall not be required to, present opportunities to the Company.

7.      Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be deemed to have been made and delivered in New York City and shall be governed as to validity, interpretation, construction, effect and in all other respects by the internal laws of the State of New York without regard to principles of conflicts of law thereof. Any and all disputes, controversies or claims arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be finally and exclusively resolved by arbitration in accordance with the Rules of FINRA as at present in force. The arbitration shall take place in New York City, the State of New York. The parties hereby submit themselves to the exclusive jurisdiction of the arbitration tribunal in the City of New York, the State of New York under the auspices of FINRA. To the extent permitted by law, the award of the arbitrators may include, without limitation, one or more of the following: a monetary award, a declaration of rights, an order of specific performance, an injunction, reformation of the contract. The decision of the arbitrators shall be final and binding upon the parties hereto, and judgment on the award may be entered in any court having jurisdiction over the subject matter thereof. Each party to the arbitration shall bear its own expenses of the arbitration (including without limitation reasonable fees and expenses of counsel, experts and consultants).

8.      Representations and Warranties. The Company and each Underwriter respectively represent and warrant that: (a) it has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (b) this Agreement has been duly authorized and executed and constitutes a legal, valid and binding agreement of such party enforceable in accordance with its terms; and (c) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby does not (i) conflict with of such party’s certificate of incorporation or by-laws or (ii) or result in a breach any agreement to which such party is a party or by which any of its property or assets is bound.

9.      Parties; Assignment; Independent Contractor. This Agreement has been and is made solely for the benefit of Underwriters and the Company and each of the persons, agents, employees, officers, directors and controlling persons referred to in Exhibit A and their respective heirs, executors, personal representatives, successors and assigns, and nothing contained in this Agreement will confer any rights upon, nor will this Agreement be construed to create any rights in, any person who is not party to such Agreement, other than as set forth in this paragraph. The rights and obligations of either party under this Agreement may not be assigned without the prior written consent of the other party hereto and any other purported assignment will be null and void. Underwriters have been retained under this Agreement as independent contractors, and it is understood and agreed that this Agreement does not create a fiduciary relationship between Underwriters and the Company or their respective Boards of Directors. Underwriters shall not be considered to be the agents of the Company for any purpose whatsoever, and Underwriters are not granted any right or authority to assume or create any obligation or liability, express or implied, on the Company’s behalf, or to bind the Company in any manner whatsoever.

10.      Validity. In case any term of this Agreement will be held invalid, illegal or unenforceable, in whole or in part, the validity of any of the other terms of this Agreement will not in any way be affected thereby.

11.      Counterparts. This Agreement may be executed in counterparts and each of such counterparts will for all purposes be deemed to be an original, and such counterparts will together constitute one and the same instrument.

12.      Notices. All notices will be in writing and will be effective when delivered in person or sent via facsimile and confirmed by letter, to the party to whom it is addressed at the following addresses or such other address as such party may advise the other in writing:

To the Company:	3435 Pitfield Blvd.
St. Laurent, QC H4S 1H7
CANADA
Attention: Eliot Sorella

With a copy to:	10411 Motor City Drive, Suite 750
Bethesda, Maryland 20817
(240) 200-4529
Attention: John E. Lux, Esq.

To Underwriters:	Chardan Capital Markets, LLC
17 State Street
Suite 1600
New York, NY 10004
Attention: George Kaufman

With a copy to:	Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attention: Mitchell Nussbaum

13.      Press Announcements. The Company agrees that Underwriters shall, upon a successful transaction, have the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder, provided that Underwriters shall submit a copy of any such advertisement to the Company for its approval, such approval not to be unreasonably withheld, conditioned or delayed.

14.      Limitation upon the Use of Advice and Services

(a)

No person or entity, other than the Company (including its directors, officers and employees), shall be entitled to make use of, or rely upon any advice of the Underwriters to be given hereunder, and the Company shall not transmit such advice to, or encourage or facilitate the use or reliance upon such advice by others without the prior written consent of the Underwriters.

(b)

The Company hereby acknowledges that the Underwriters, for services rendered as contemplated by this Agreement, do not make any commitment whatsoever to make a market in any of the Company’s securities on any stock exchange or in any electronic marketplace. Any decision by the Underwriters to make a market in any of the Company’s securities shall be based solely on the independent judgment of the Underwriters’ management, employees, and agents.

Use of the Underwriters’ name(s) in annual reports or any other report of the Company or releases by the Company requires the prior written approval of the Underwriters unless the Company is required by law to include the Underwriters’ name(s) in such annual reports, other report or release of the Company, in which event the Company shall furnish to the Underwriters copies of such annual reports or other reports or releases using the Underwriters’ name(s) in advance of publication by the Company

15.      No Finders or Other Brokers. The Company represents that this Agreement does not conflict with any agreement entered into by the Company, and that, subject to Section 3(a), if another person or entity other than the Underwriters is entitled to payment by Company of a fee or any type of brokerage commission in connection with the Offering contemplated by this Agreement as a result of any agreement or understanding with the Company, this will not reduce Company’s obligations to the Underwriters hereunder.

[Signature Page Follows]

If the terms of our engagement as set forth in this letter are satisfactory to you, please sign and date the enclosed copy of this letter and return it to us.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By: /s/ Kerry Propper

Name: Kerry Propper

Agreed to and accepted this 9th day of December, 2014

ECOLOMONDO CORPORATION, INC.

By: /s/ Mr. Eliot Sorella

Name: Mr. Eliot Sorella

[Signature Page to Underwriters’ Agreement]

Exhibit A

INDEMNIFICATION PROVISIONS

Capitalized terms used in this Exhibit A shall have the meanings ascribed to such terms in the Agreement to which this Exhibit is attached.

The Company agrees to indemnify and hold harmless each Underwriter and each of the other Indemnified Parties (as hereinafter defined) from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements, and in connection with any and all actions, suits, proceedings and investigations nd any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise (including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing, pursing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which any Indemnified Party is a party)) (collectively, “Losses”), directly or indirectly, arising out of, or in connection with, any act or omission by such Underwriter in connection with its performance or non-performance of its obligations under the Agreement between the Company and each Underwriter to which these indemnification provisions are attached and form a part, or any breach by the Company of any representation, warranty, covenant or agreement contained in the Agreement (or in any instrument, document or agreement relating thereto, including any agency agreement), except to the extent that any such Losses are found in a final judgment by a court or arbitrator of competent jurisdiction (not subject to further appeal) to have resulted primarily from the gross negligence, willful misconduct of the Indemnified Party seeking indemnification hereunder. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company for or in connection with the engagement of each Underwriter by the Company or for any other reason, except to the extent that any such liability is found in a final judgment by a court or arbitrator of competent jurisdiction (not subject to further appeal) to have resulted primarily from such Indemnified Party’s (i) gross negligence or willful misconduct.

These Indemnification Provisions shall extend to the following persons (collectively, the “Indemnified Parties”): each Underwriter, their present and former affiliated entities, managers, members, officers, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws), and the officers, directors, partners, stockholders, members, managers, employees, legal counsel, agents and controlling persons of any of them. These indemnification provisions shall be in addition to any liability that the Company may otherwise have to any Indemnified Party.

If any action, suit, proceeding or investigation is commenced, as to which an Indemnified Party proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by an Indemnified Party to notify the Company shall not relieve the Company from its obligations hereunder. Following such notification, the Company may elect in writing to assume the defense of such action or proceeding, and, upon such election, it shall not be liable for any legal costs subsequently incurred by such Indemnified Person (other than reasonable costs of investigation) in connection therewith, unless (i) the Company has failed to provide counsel and reasonably satisfactory to such Indemnified Person in a timely manner or (ii) representation of such Indemnified Person by counsel provided by the Company would present such counsel with a conflict of interest; provided that the Company shall not be obligated to pay for the fees and expenses of more than one counsel for the Indemnified Parties, such counsel to be reasonably satisfactory to the Company. Any such counsel shall, to the extent consistent with its professional responsibilities, cooperate with the Company and any counsel designated by the Company. The Company shall not be liable to indemnify for any settlement of any claim against any Indemnified Party unless made with the Company’s written consent. The Company shall not, without the prior written consent of Underwriter, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent (i) includes, as an unconditional term thereof, the giving by the claimant to all of the Indemnified Parties of an unconditional release from all liability in respect of such claim, and (ii) does not contain any admission of fault, culpability or failure to act by or with respect to an Indemnified Party.

In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification provisions is made but it is found in a final judgment by a court or arbitrator of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company shall contribute to the Losses to which any Indemnified Party may be subject (i) in accordance with the relative benefits received by the Company and its stockholders, subsidiaries and affiliates, on the one hand, and the Indemnified Party, on the other hand, and (ii) if (and only if) the allocation provided in clause (i) of this sentence is not permitted by applicable law, in such proportion as to reflect not only the relative benefits, but also the relative fault of the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the statements, acts or omissions which resulted in such Losses as well as any relevant equitable considerations. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person who is not also found liable for fraudulent misrepresentation. The relative benefits received (or anticipated to be received) by the Company and its stockholders, subsidiaries and affiliates shall be deemed to be equal to the aggregate consideration payable or receivable by such parties in connection with the transaction or transactions to which the Agreement relates relative to the amount of fees actually received by such Underwriter in connection with such transaction or transactions. Notwithstanding the foregoing, in no event shall the amount contributed by all Indemnified Parties exceed the amount of fees previously received by Underwriters pursuant to the Agreement.

Neither termination nor completion of the Agreement shall affect these Indemnification Provisions which shall remain operative and in full force and effect. The Indemnification Provisions shall be binding upon the Company and its successors and assigns and shall inure to the benefit of the Indemnified Parties and their respective successors, assigns, heirs and personal representatives.